FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo 50
Piso 11
C1107AAB-Buenos Aires
Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Summary in English of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”), dated April 27, 2009.

NORTEL INVERSORA S.A.

FREE TRANSLATION
FOR IMMEDIATE RELEASE

Buenos Aires, April 27, 2009

Mr. Chairman of the
Comisión Nacional de Valores
Dr. Eduardo Hecker

Re.: Annual General and Special Class A Preferred Shareholders meeting to be held on April 29, 2009. Notice of Suspension

Dear Sir,

             In my capacity as Responsible for Market Relations of Nortel Inversora S.A (“Nortel”), I hereby inform you that we have been notified on April 24, 2009 of a Resolution of the Court of Appeals in Commercial Matters N°2 in the file Nº 3826/2009: recorded as “Telecom Italia S.p.A. y Otro s/Recurso de Queja por Rec. Denegado”, whereby we are informed that such Court resolved to provisionally suspend the Annual General and Special Class A Preferred Nortel Shareholders meeting to be held on April 29, 2009.

          Yours sincerely,

Nortel Inversora S.A.
/s/ José Gustavo Pozzi
José Gustavo Pozzi
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	April 27, 2009	By:	/s/ José Gustavo Pozzi
			Name:	José Gustavo Pozzi
			Title:	General Manager